MONTHLY REPORT - SEPTEMBER, 2006
                               Global Macro Trust
              The net asset value of a unit as of September 30, 2006
                was $  941.33, down  0.4% from   $ 944.78 per unit
                             as of August 31, 2006.

                                        Managing         Unit
                                         Owner          Holders          Total
Net Asset Value (477,729.487      $   4,802,036     446,545,244     451,347,280
   units) at August 31, 2006
Addition of 8,707.940 units on                0       8,227,100       8,227,100
   September 1, 2006
Redemption of 6,900.989 units on             (0)     (6,496,108)     (6,496,108)
   September 30, 2006
Net Income (Loss) - September,            9,185      (1,572,666)     (1,563,481)
   2006
                                    -----------  --------------  --------------
Net Asset Value at September 30,  $   4,811,221     446,703,570     451,514,791
2006
                                    ===========  ==============  ==============
Net Asset Value per Unit at
September 30, 2006 (479,658.295
units inclusive of 121.857
additional units.)                               $       941.33


                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $(15,426,116)    (23,744,964)

      Change in unrealized gain (loss) on open       14,557,861      13,285,696
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                           304,354         616,918


   Interest income                                    1,821,803      14,995,391

   Foreign exchange gain (loss) on margin              (117,999)       (351,603)
      deposits

Total: Income                                         1,139,903       4,801,438

Expenses:
   Brokerage commissions                              2,552,180      22,745,879

   20.0% New Trading Profit Share                             0         114,672

   Custody Fees                                          19,832          52,488

   Administrative expense                               131,372       1,164,493


Total: Expenses                                       2,703,384      24,077,532

Net Income (Loss) - September, 2006                 $(1,563,481)    (19,276,094)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                    October 9, 2006


Dear Investor:

Global Macro Trust ("GMT") was down 0.37% for September, 2006. Year-to-date the Trust is down 3.76%.

In September, gains from energy, agricultural commodity and stock index futures trading were approximately offset by losses from currency, metals and interest rate futures trading.

Energy prices continued to decline in September, and short positions in WTI crude oil, heating oil, natural gas and unleaded gasoline were profitable. Long positions in Brent crude oil and London gas oil were closed out at small losses prior to month-end, and short positions in Tokyo gasoline and kerosene were flat.

Precious metals declined and industrial metals were mixed in September. Losses on long positions in gold, silver, platinum and zinc narrowly outweighed profits on long positions in lead and nickel. Long positions in tin, copper and aluminum were flat.

In the agricultural sector, profits on short positions in soybeans, cotton and sugar narrowly outweighed losses on short positions in corn and soybean meal. Long positions in soybean oil, wheat, live hogs and live cattle and short positions in cocoa and coffee were flat.

Global equity markets generally rallied in September and profits were generated on long positions in European, South African, Australian and Hong Kong stock index futures. Long positions in Canadian and Japanese indices were unprofitable and U.S. stock index futures trading was flat.

The dollar rallied in September and losses on long positions in the Australian dollar, euro, British pound and Singapore dollar and on a short position in the Indian rupee outweighed gains on short positions in the yen and South African rand. In non-dollar cross rate trading, losses on long positions in the Australian dollar versus the yen, the British pound versus the Swedish krona and the euro versus the Hungarian forint and New Zealand dollar outweighed gains on long positions in the Canadian dollar versus the Swiss franc and the Mexican peso versus the yen.

Interest rates declined in September, and losses on short positions in Australian bonds, U.S. Treasury notes and short-term Eurodollar deposits outweighed gains on short positions in British and European short-term interest rate futures and German notes.

                                       Very truly yours,


                                       Millburn Ridgefield Corporation
                                         Harvey Beker, co-Chairman
                                         George E. Crapple, co-Chairman